Exhibit 99.2

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three months ended March 31, 2026

The following Management’s Discussion and Analysis (“MD&A”) for GFL Environmental Inc. (“us,” “we,” “our,” “GFL” or the “Company”) is dated May 1, 2026 and provides information concerning our results of operations and financial condition for the three months ended March 31, 2026. You should read this MD&A together with our unaudited interim condensed consolidated financial statements and the related notes for the three months ended March 31, 2026 (the “Interim Financial Statements”), our annual audited consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”), and our MD&A for the year ended December 31, 2025 (the “Annual MD&A”).

1.	Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in 18 U.S. states. GFL had approximately 15,000 employees as of March 31, 2026.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario. Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”.

Effective March 1, 2025, we completed the divestiture of our Environmental Services line of business (“GFL Environmental Services”). We have the option to repurchase the balance of the equity of GFL Environmental Services within five years of the closing date of the divestiture (the “Call Option”).

Unless otherwise indicated, all financial information in our MD&A represents the results from our continuing operations.

Forward-Looking Information

This MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Performance” and “Liquidity and Capital Resources”, contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts, may relate to anticipated events or results and may include statements regarding our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information contained in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in the Company’s annual information form for the year ended December 31, 2025 (the “AIF”). There may be additional risks of which we are not currently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking information in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Forward-looking information is subject to a number of known and unknown risks, uncertainties, assumptions and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause actual results to differ from those projected include, but are not limited to, the following, and the risk factors described in greater detail under the section entitled “Risk Factors” in the AIF: our ability to build our market share; our ability to continue to grow our revenue and improve operating margins; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our potential liability, if any, in connection with environmental matters; governmental regulation, changes thereto and risks associated with failure to comply; loss of contracts; potential inability to acquire, lease or expand facilities; our dependence on third party facilities; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health, safety and environmental risks; natural disasters, weather conditions and seasonality; economic downturn may adversely impact our operating results and cause exposure to credit risk; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; increases in insurance costs; climate change regulations that could increase our costs to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; increasing efforts by provinces, states and municipalities to reduce landfill disposal; litigation or regulatory or activist action; and public health outbreaks, epidemics or pandemics.

Basis of Presentation

Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries.

This MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this Interim MD&A and in the AIF.

Our results for the three months ended March 31, 2026 were impacted by acquisitions, divestitures, as well as organic growth during the period as a result, in part, from the pricing strategies that we implemented and changes in volume, partially offset by the impact of inflationary pressures and certain labour wage rate pressures. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the period. Our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our markets.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions, and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain price and surcharge increases, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our business lines backed by an extensive geography across Canada and the U.S. The majority of the revenue we generate is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in our business lines.

Since 2007, we have completed over 290 acquisitions across our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the U.S. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across service lines, realize operational efficiencies and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

2. Operating Results

Analysis of results for the three months ended March 31, 2026 compared to the three months ended March 31, 2025

The following table summarizes certain operating results and other financial data for the periods indicated, which have been derived from our Interim Financial Statements and related notes:

	Three months ended	Three months ended	Change
($ millions except per share amounts)	March 31, 2026	March 31, 2025	$	%
Revenue	$1,643.8	$1,560.1	$83.7	5.4%
Expenses
Cost of sales	1,344.0	1,272.6	71.4	5.6
Selling, general and administrative expenses	265.8	286.2	(20.4)	(7.1)
Interest and other finance costs	139.6	210.4	(70.8)	(33.7)
Other expenses	111.1	5.5	105.6	1,920.0
Share of net loss of investments accounted for using the equity method	55.5	51.7	3.8	7.4
Loss before income taxes	(272.2)	(266.3)	(5.9)	(2.2)
Income tax recovery	(53.0)	(52.4)	(0.6)	(1.1)
Net loss from continuing operations	(219.2)	(213.9)	(5.3)	(2.5)
Net income from discontinued operations	—	3,620.8	(3,620.8)	(100.0)
Net (loss) income	(219.2)	3,406.9	(3,626.1)	(106.4)
Less: Net loss attributable to non-controlling interests	(3.5)	(2.7)	(0.8)	(29.6)
Net (loss) income attributable to GFL Environmental Inc.	(215.7)	3,409.6	(3,625.3)	(106.3)
(Loss) income per share, basic and diluted	(0.63)	8.67	(9.30)	(107.3)
Adjusted EBITDA(1)	$478.5	$426.1	$52.4	12.3%

	March 31, 2026	December 31, 2025	Change
Total assets	$20,869.0	$19,295.2	$1,573.8
Total cash	1,436.2	85.6	1,350.6
Total long-term debt	9,375.1	7,422.6	1,952.5
Total liabilities	13,407.1	11,809.8	1,597.3
Total shareholders’ equity	$7,461.9	$7,485.4	$(23.5)

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Revenue

The following table summarizes revenue by service type for the periods indicated:

	Three months ended March 31, 2026		Three months ended March 31, 2025		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$393.2	23.9%	$362.4	23.2%	$30.8	8.5%
Commercial/industrial	761.4	46.3	722.0	46.3	39.4	5.5
Total collection	1,154.6	70.2	1,084.4	69.5	70.2	6.5
Landfill	278.5	17.0	263.3	16.9	15.2	5.8
Transfer	210.7	12.8	217.7	14.0	(7.0)	(3.2)
Material recovery	120.7	7.4	122.0	7.8	(1.3)	(1.1)
Other	78.0	4.7	74.3	4.7	3.7	5.0
Gross revenue	1,842.5	112.1	1,761.7	112.9	80.8	4.6
Intercompany revenue	(198.7)	(12.1)	(201.6)	(12.9)	2.9	(1.4)
Revenue	$1,643.8	100.0%	$1,560.1	100.0%	$83.7	5.4%

Revenue for the three months ended March 31, 2026 increased by $83.7 million to $1,643.8 million, compared to the three months ended March 31, 2025. Revenue increased by 5.4%, including 7.0% from core pricing and 3.9% from acquisitions completed since January 1, 2025. Partially offsetting these increases were lower commodity prices of 0.6%, negative surcharges of 0.6% and negative volume of 1.2%. Changes in foreign exchange rates decreased revenue by 3.1%.

Cost of Sales

The following table summarizes cost of sales for the periods indicated:

	Three months ended March 31, 2026		Three months ended March 31, 2025		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$268.3	16.3%	$251.4	16.1%	$16.9	6.7%
Labour and benefits	348.2	21.2	334.9	21.5	13.3	4.0
Maintenance and repairs	170.9	10.4	169.4	10.9	1.5	0.9
Fuel	73.8	4.5	68.8	4.4	5.0	7.3
Other cost of sales	135.7	8.3	135.4	8.7	0.3	0.2
Subtotal	996.9	60.7	959.9	61.6	37.0	3.9
Depreciation expense	265.3	16.1	249.8	16.0	15.5	6.2
Amortization of intangible assets	72.6	4.4	61.4	3.9	11.2	18.2
Acquisition, rebranding and other integration costs	9.2	0.6	1.5	0.1	7.7	513.3
Cost of sales	$1,344.0	81.8%	$1,272.6	81.6%	$71.4	5.6%

Cost of sales increased by $71.4 million to $1,344.0 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025, predominantly attributable to the impact of acquisitions and organic growth of the business. Transfer and disposal costs increased primarily as a result of increased royalty fees relating to higher special waste volumes and higher subcontract costs, partially offset by the reduction in transportation costs driven by higher event driven transfer station volumes in the prior year. Labour and benefit costs increased as a result of higher wage rates. Fuel costs increased primarily due to an increase in the price of fuel. Changes in foreign exchange rates decreased cost of sales by $30.1 million.

Cost of sales as a percentage of revenue for the three months ended March 31, 2026 increased by 20 basis points to 81.8% compared to the three months ended March 31, 2025. Changes in the individual cost categories were the result of the impact of changes in business mix, our pricing strategies and the realization of ongoing operating cost efficiencies, partially offset by the increase in the price of fuel and inflationary cost pressures. Excluding depreciation expense, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of revenue for the three months ended March 31, 2026 decreased by 90 basis points to 60.7% compared to the three months ended March 31, 2025.

Selling, General and Administrative Expenses (“SG&A”)

The following table summarizes SG&A for the periods indicated:

	Three months ended March 31, 2026		Three months ended March 31, 2025		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$104.3	6.3%	$108.4	6.9%	$(4.1)	(3.8)%
Share-based payments	37.6	2.3	58.4	3.7	(20.8)	(35.6)
Other	69.3	4.2	69.3	4.5	—	—
Subtotal	211.2	12.8	236.1	15.1	(24.9)	(10.5)
Depreciation expense	8.4	0.5	8.1	0.5	0.3	3.7
Transaction costs	9.8	0.6	21.2	1.4	(11.4)	(53.8)
Founder/CEO remuneration	36.4	2.3	20.8	1.3	15.6	75.0
Selling, general and administrative expenses	$265.8	16.2%	$286.2	18.3%	$(20.4)	(7.1)%

SG&A decreased by $20.4 million to $265.8 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The decrease was predominantly attributable to lower share based payments and transaction costs. Salaries and benefits decreased primarily as a result of lower headcount associated with administrative and support functions. Partially offsetting the decrease was an increase in cash remuneration paid to our Founder and CEO. Changes in foreign exchange rates decreased SG&A by $4.9 million. SG&A as a percentage of revenue for the three months ended March 31, 2026 decreased by 210 basis points to 16.2% compared to the three months ended March 31, 2025. Excluding depreciation expense, transaction costs and Founder/CEO remuneration, SG&A as a percentage of revenue for the three months ended March 31, 2026 decreased by 230 basis points to 12.8% compared to the three months ended March 31, 2025.

Interest and Other Finance Costs

The following table summarizes interest and other finance costs for the periods indicated:

	Three months ended	Three months ended	Change
($ millions)	March 31, 2026	March 31, 2025(1)	$	%
Interest	$115.8	$140.2	$(24.4)	(17.4)%
Amortization of deferred financing costs	2.7	23.4	(20.7)	(88.5)
Accretion of landfill closure and post-closure obligations	14.2	12.2	2.0	16.4
Other finance costs	6.9	34.6	(27.7)	(80.1)
Interest and other finance costs	$139.6	$210.4	$(70.8)	(33.7)%

(1)	Includes reclassification of $30.5 million into Other from Termination of hedged arrangements.

Interest and other finance costs decreased by $70.8 million to $139.6 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The decrease was due to a $24.4 million decrease in interest expense as a result of the repayment of long-term debt in the prior year period. The decrease was also due to a $27.7 million decrease in other, which is primarily due to a decrease in loss on termination of hedged arrangements, and a $20.7 million decrease in the amortization of deferred financing costs, which is primarily due to the write off of deferred financing costs associated with long-term debt repaid in the prior year period.

Other Expenses

The following table summarizes other expenses for the periods indicated:

	Three months ended	Three months ended	Change
($ millions)	March 31, 2026	March 31, 2025	$	%
Loss (gain) on foreign exchange	$93.7	$(5.7)	$99.4	1743.9%
(Gain) loss on sale of property and equipment	(3.6)	3.2	(6.8)	(212.5)
Change in value on Call Option	10.0	—	10.0	—
Other	11.0	8.0	3.0	37.5
Other expenses	$111.1	$5.5	$105.6	1920.0%

Other expenses increased by $105.6 million to $111.1 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The increase was predominantly due to a $99.4 million change in non-cash foreign exchange loss arising from the revaluation of the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at March 31, 2026. The increase was also due to a $10.0 million change in the value of the Call Option. Partially offsetting these increases was a $6.8 million change in the gain on sale of property and equipment.

Share of Income (Loss) of Investments

For the three months ended March 31, 2026, GFL’s share of loss from associates was $58.6 million ($50.5 million for the three months ended March 31, 2025). For the three months ended March 31, 2026, GFL’s share of total comprehensive loss from associates was $62.0 million ($50.5 million for the three months ended March 31, 2025).

For the three months ended March 31, 2026, GFL’s share of income (loss) and total comprehensive income (loss) from joint ventures was $3.1 million ($(1.2) million for the three months ended March 31, 2025).

Income Tax Recovery

Income tax recovery increased by $0.6 million to $53.0 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The increase was primarily due to changes in loss before taxes.

Our basis for recording deferred income tax assets is the availability of deferred income tax liabilities and the probability of sufficient taxable income in the future that will allow for realization of these deferred income tax assets.

3. Operating Segment Results

Our main lines of business are the transporting, managing and recycling of solid waste. Our operating segments are based on geography between Canada and the U.S., each of which includes hauling, landfill, transfer and material recycling facility (“MRF”).

The results for our operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments based on several factors, including gross revenue, intercompany revenue, revenue and Adjusted EBITDA.

Analysis of results for the three months ended March 31, 2026 compared to the three months ended March 31, 2025

The following tables present revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany eliminations.

	Three months ended March 31, 2026
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(1)
Canada	$589.4	$(53.5)	$535.9	$167.8	31.3%
USA	1,253.1	(145.2)	1,107.9	373.2	33.7
Solid Waste	1,842.5	(198.7)	1,643.8	541.0	32.9
Corporate	—	—	—	(62.5)	—
Total	$1,842.5	$(198.7)	$1,643.8	$478.5	29.1%

	Three months ended March 31, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(1)
Canada	$551.8	$(57.8)	$494.0	$137.7	27.9%
USA	1,209.9	(143.8)	1,066.1	360.2	33.8
Solid Waste	1,761.7	(201.6)	1,560.1	497.9	31.9
Corporate	—	—	—	(71.8)	—
Total	$1,761.7	$(201.6)	$1,560.1	$426.1	27.3%

(1)	Adjusted EBITDA and Adjusted EBITDA margin are a non-IFRS measures. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Solid Waste — Canada Operating Segment

Revenue increased by $41.9 million to $535.9 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The increase was due to acquisitions completed since January 1, 2025 which contributed approximately $6.5 million of revenue, $41.8 million from price increases and $2.4 million from higher volume. The increase was partially offset by $4.5 million from lower selling prices for the saleable commodities generated from our MRF operations and $4.3 million from lower surcharges.

Adjusted EBITDA increased by $30.1 million to $167.8 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin for the three months ended March 31, 2026 was 31.3%, an increase of 340 basis points compared to the three months ended March 31, 2025. The increase was predominantly attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, renewed recycling processing and collection contracts and the reduction in transportation costs driven by higher event driven transfer station volumes in the prior year period. Partially offsetting this increase was the impact of lower commodity prices and higher fuel costs. The incremental revenue from acquisitions contributed Adjusted EBITDA margin higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Solid Waste — USA Operating Segment

Revenue increased by $41.8 million to $1,107.9 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The increase was attributable to acquisitions completed since January 1, 2025, which contributed approximately $54.2 million of revenue and $67.0 million from price increases. The increase was partially offset by $4.5 million from lower selling prices for the saleable commodities generated from our MRF operations and $5.4 million from lower surcharges. Volume decreased revenue by $21.0 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025, predominantly due to non-regrettable volume losses in our collection businesses, volume losses as a result of hurricane activity in the prior year period and weather related impacts. Revenue decreased by $48.5 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025, as a result of changes in the foreign exchange rate.

Adjusted EBITDA increased by $13.0 million to $373.2 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 33.7% for the three months ended March 31, 2026, a decrease of 10 basis points compared to the three months ended March 31, 2025. The decrease was predominantly attributable to the impact of lower commodity prices, higher fuel costs, a decrease in collection and transfer station volumes and weather related impacts. Partially offsetting the decrease was an increase attributable to organic margin expansion resulting from pricing strategies and realization of ongoing operating cost efficiencies, a decrease in risk management costs, contribution from our renewable natural gas joint ventures and non-regrettable volume losses in our collection business. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Corporate

Corporate costs decreased by $9.3 million to $62.5 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The decrease was primarily attributable to lower headcount associated with administrative and support functions and the realization of corporate cost efficiencies. Corporate costs as a percentage of total revenue were 3.8% for the three months ended March 31, 2026, a decrease of 80 basis points compared to the three months ended March 31, 2025.

4. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash flows from operations and borrowing capacity under our Revolving Credit Facility (defined below). We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividends and fund certain tuck-in acquisitions consistent with our strategy.

Cash Flows

Cash flows for the three months ended March 31, 2026 compared to the three months ended March 31, 2025

	Three months ended	Three months ended	Change
($ millions)	March 31, 2026	March 31, 2025	$	%
Cash flows from operating activities	$167.8	$173.5	$(5.7)	(3.3)%
Cash flows (used in) from investing activities	(520.7)	5,381.3	(5,902.0)	(109.7)
Cash flows from (used in) financing activities	1,690.0	(5,162.4)	6,852.4	132.7
Increase in cash	1,337.1	392.4
Changes due to foreign exchange revaluation of cash	13.5	11.0
Cash, beginning of period	85.6	133.8
Cash, end of period	$1,436.2	$537.2

Operating Activities

Cash flows from operating activities decreased by $5.7 million to $167.8 million for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. This decrease was predominantly due to the inclusion of $69.6 million of cash flows from operating activities from GFL Environmental Services in the three months ended March 31, 2025. Excluding the contribution from GFL Environmental Services, cash flows from operating activities increased by $63.9 million. The increase was predominantly due to an increase in Adjusted EBITDA for the three months ended March 31, 2026 and a decrease of $69.8 million of cash interest paid as a result of the repayment of long-term debt in the prior year period.

Additionally, changes in non-cash working capital items resulted in a use of cash of $117.2 million for the three months ended March 31, 2026, compared to a use of cash of $41.5 million for the three months ended March 31, 2025. Refer to Note 13 in our Interim Financial Statements for details.

Investing Activities

Cash flows used in investing activities increased by $5,902.0 million to $520.7 million for the three months ended March 31, 2026, compared to cash flows from investing activities of $5,381.3 million for the three months ended March 31, 2025. The increase was predominantly attributable to a decrease of $5,929.6 million in proceeds from divestitures and an increase in capital expenditures of $71.6 million. This was partially offset by a decrease in acquisition and investment expenditures of $96.7 million.

Financing Activities

Cash flows from financing activities increased by $6,852.4 million to $1,690.0 million for the three months ended March 31, 2026, compared to cash flows used in financing activities of $5,162.4 million for the three months ended March 31, 2025. The increase was predominantly the result of a $4,825.1 million increase in the net change in long-term debt, of which $1,185.1 million was drawn under the Revolving Credit Facility to fund acquisitions completed subsequent to March 31, 2026. During the three months ended March 31, 2026, we did not repurchase any subordinate voting shares resulting in an increase in cash flows from financing activities of $2,077.6 million compared to the same period in the prior year. The increase was partially offset by an increase of $12.0 million in payment of contingent purchase consideration and holdbacks, an increase of $13.7 million in financing costs and a decrease of $28.0 million in proceeds from the termination of hedged arrangements.

Available Sources of Liquidity

The following table summarizes our cash and amounts available under our Revolving Credit Facility as of the dates indicated:

($ millions)	As at March 31, 2026	As at December 31, 2025
Cash on hand	$1,436.2	$85.6
Amounts available under our Revolving Credit Facility(1)	574.7	1,008.5
	$2,010.9	$1,094.1

(1)	Amounts available under our Revolving Credit Facility are comprised of the aggregate total capacity available under the Revolving Credit Facility, less amounts drawn and letters of credit drawn under the Revolving Credit Facility.

Under our amended and restated revolving credit agreement dated as of September 27, 2021 and as amended and restated through April 29, 2025 (the “Revolving Credit Agreement”), we have access to a $2,000.0 million revolving credit facility (available in Canadian and U.S. dollars), a $25.0 million revolving credit facility (available in U.S. dollars) and an aggregate $1,000.0 million accordion feature (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on April 29, 2030 and accrues interest at a rate of CORRA/SOFR plus 1.125% to 1.750% plus a credit spread adjustment or Canadian/US prime plus 0.125% to 0.750%. As of March 31, 2026, the applicable effective CORRA/SOFR borrowing rate was between 4.116% to 5.282%, depending on whether borrowings were drawn in Canadian or U.S. dollars.

As at March 31, 2026, we had $1,185.1 million drawn under the Revolving Credit Facility ($750.6 million as at December 31, 2025).

Our Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 5.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 4.50 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at March 31, 2026 and December 31, 2025, we were in compliance with these covenants.

Contractual Obligations

Our contractual obligations consist of principal repayments and interest on long-term debt, lease obligations and other. Our contractual obligations and commitments as at March 31, 2026 are shown in the table below:

($ millions)	Total	Less than 1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$8,865.4	$—	$2,090.9	$2,997.2	$3,777.3
Interest on long-term debt	2,370.5	447.7	845.1	517.2	560.5
Lease obligations	748.2	110.6	147.5	201.5	288.6
Other	518.8	—	343.6	175.2	—
	$12,502.9	$558.3	$3,427.1	$3,891.1	$4,626.4

Other Commitments

We had letters of credit totaling approximately $417.6 million outstanding as at March 31, 2026 ($415.4 million as at December 31, 2025), which are not recognized in our Interim Financial Statements. This is inclusive of letters of credit under both the Revolving Credit Facility and EDC Guaranteed LC Facility (defined below). These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

Under our unsecured demand letter of credit and demand guarantee facility with the Bank of Montreal (“EDC Guaranteed LC Facility”) we have access to $200.0 million of letters of credit that are 100% guaranteed by Export Development Canada. As of March 31, 2026, the Company had $142.6 million ($140.2 million as at December 31, 2025) in outstanding letters of credit under the EDC Guaranteed LC Facility.

As at March 31, 2026, we had issued performance bonds totaling $2,008.7 million ($1,936.4 million as at December 31, 2025).

5. Summary of Quarterly Results

The following table summarizes the results of our operations for the eight most recently completed quarters:

	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
($ millions except per share amounts)	2026	2025	2025	2025	2025	2024	2024	2024
Financial Summary
Revenue	$1,643.8	$1,686.4	$1,694.2	$1,675.2	$1,560.1	$1,571.2	$1,554.3	$1,581.6
Adjusted EBITDA(1)	478.5	508.7	535.1	515.1	426.1	458.0	477.7	449.4
Net (loss) income from continuing operations	(219.2)	72.7	108.1	274.2	(213.9)	(237.6)	40.8	(531.9)
(Loss) income per share, basic	(0.63)	0.19	0.28	0.72	(0.58)	(0.61)	0.06	(1.47)
(Loss) income per share, diluted	(0.63)	0.19	0.28	0.70	(0.58)	(0.61)	0.05	(1.47)

(1)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”

Over the last eight quarters our results were primarily impacted by our pricing initiatives, cost controls, overall operating leverage, inflationary cost pressures, acquisitions, divestitures and associated financing activities. Additionally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our markets.

6. Key Risk Factors

We are exposed to a number of risks through the pursuit of our strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of our AIF. We are also subject to the following financial risks.

Financial Instruments and Financial Risk

Our financial instruments consist of cash, trade accounts receivable, derivative assets, trade accounts payable and long-term debt, including related hedging instruments. The carrying value of our financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our outstanding Notes and the 4.375% USD Solid Waste Disposal Revenue Bonds (“4.375% Bonds”). The following table summarizes the fair value hierarchy for these instruments for the periods indicated:

	Fair Value as at March 31, 2026			Fair Value as at December 31, 2025
($ millions)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Notes	$—	$7,342.3	$—	$—	$5,945.9	$—
4.375% Bonds	—	293.4	—	—	291.2	—

Net derivative instruments are recorded at fair value and classified within Level 2. The Call Option is accounted for as a stand-alone derivative asset which is measured at fair value through profit or loss. The Call Option is measured using an option pricing model which includes inputs such as equity volatility, risk-free rates, and implied credit yields. The Call Option is recorded at fair value and classified within Level 3.

For more information on our financial instruments, including hedging arrangements, and related financial risk factors, see our Interim Financial Statements.

7. Internal Control over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation. Management, under the supervision of the CEO and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over GFL’s financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the three months ended March 31, 2026, there were no changes in GFL’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

8. Other

Related Party Transactions

In connection with Patrick Dovigi’s relocation to the United States, we agreed to satisfy any tax obligations arising from the relocation. In 2025, we paid $33.5 million in satisfaction of this obligation. This amount is expected to be refunded and has been recognized within other receivables.

For the three months ended March 31, 2026, we paid $3.8 million ($2.8 million for the three months ended March 31, 2025) in aggregate lease payments to related parties.

For the three months ended March 31, 2026, we entered into transactions with Green Infrastructure Partners Inc. which resulted in revenue of $0.6 million ($3.4 million for the three months ended March 31, 2025) and net receivables of $0.4 million as at March 31, 2026 (net payables of $0.5 million as at December 31, 2025).

For the three months ended March 31, 2026, we entered into transactions with GFL Environmental Services which resulted in revenue of $7.7 million ($2.9 million for the three months ended March 31, 2025), deferred revenue of $58.7 million as at March 31, 2026 ($62.6 million as at December 31, 2025) and net payables of $11.1 million as at March 31, 2026 ($43.7 million as at December 31, 2025).

Current Share Information

Our current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As at March 31, 2026, we had 346,876,036 subordinate voting shares, 11,812,964 multiple voting shares, 4,867,006 Series A perpetual convertible preferred shares (“Series A Preferred Shares”), and 8,196,721 Series B perpetual convertible preferred shares (“Series B Preferred Shares”) issued and outstanding. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”. All multiple voting shares are owned by entities beneficially owned and/or controlled by Patrick Dovigi, his family members and discretionary trusts settled by his family members.

As at March 31, 2026, (a) the Series A Preferred Shares are convertible into 5,950,390 subordinate voting shares, at a conversion price of US$25.16, representing 1.6% of the issued and outstanding subordinate voting shares and 1.2% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 8,832,105 subordinate voting shares, at a conversion price of US$43.85, representing 2.4% of the issued and outstanding subordinate voting shares and 1.8% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. GFL has the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Normal Course Issuer Bid

On February 27, 2026, the TSX accepted our notice of intention to commence a normal course issuer bid (“NCIB”) during the twelve-month period commencing on March 3, 2026 and ending March 2, 2027. A copy of GFL’s notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting GFL. Under the NCIB, a maximum of 27,396,513 subordinate voting shares may be repurchased by GFL. During the three months ended March 31, 2026, we repurchased nil subordinate voting shares under the NCIB (7,618,758 subordinate voting shares during the three months ended March 31, 2025).

All subordinate voting shares repurchased by GFL under the NCIB will be cancelled.

Additional Information

Additional information relating to GFL, including our most recent annual and quarterly reports, are available on SEDAR+ at http://www.sedarplus.ca  and on EDGAR at www.sec.gov/edgar.

9. Accounting Policies, Critical Accounting Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRS. Our significant accounting policies and significant accounting estimates, assumptions and judgments are contained in the Annual Financial Statements.

Significant Accounting Estimates, Assumptions and Judgments

The preparation of our Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of our Interim Financial Statements are described in our Annual Financial Statements.

Since the date of our Annual MD&A, there were no material changes to the significant accounting estimates, assumptions and judgments. See the section entitled “Significant Accounting Estimates, Assumptions and Judgments” in our Annual MD&A.

Landfill Asset

The following table summarizes landfill amortization expense for the periods indicated:

	Three months ended March 31, 2026	Year ended December 31, 2025
Amortization of landfill airspace ($ millions)	$92.7	$341.6
Tonnes received (millions of tonnes)	5.5	23.6
Average landfill amortization per tonne	$16.9	$14.5

Landfill Capacity and Depletion

As of March 31, 2026, we had 392.1 million tonnes (397.5 million tonnes as of December 31, 2025) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. As of March 31, 2026, ten of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 133.2 million tonnes (133.2 million tonnes as of December 31, 2025), and together with remaining permitted capacity, our total remaining capacity is 525.3 million tonnes (530.7 million tonnes as of December 31, 2025). Based on total capacity as of March 31, 2026 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 24.2 years (24.0 years as of December 31, 2025). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

10. Non-IFRS Financial Measures and Key Performance Indicators

This MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) change in value on Call Option, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) transaction costs, (g) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (h) Founder/CEO remuneration and (i) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Net Loss from continuing operations to Adjusted EBITDA Reconciliation

The table below provides the reconciliation of our net loss from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended March 31, 2026	Three months ended March 31, 2025
Net loss from continuing operations	$(219.2)	$(213.9)
Add:
Interest and other finance costs	139.6	210.4
Depreciation of property and equipment	273.7	257.9
Amortization of intangible assets	72.6	61.4
Income tax recovery	(53.0)	(52.4)
EBITDA	213.7	263.4
Add:
Loss (gain) on foreign exchange(1)	93.7	(5.7)
(Gain) loss on sale of property and equipment	(3.6)	3.2
Change in value on Call Option	10.0	—
Share of net loss of investments accounted for using the equity method(2)	60.7	55.3
Share-based payments(3)	37.6	58.4
Transaction costs(4)	9.8	21.2
Acquisition, rebranding and other integration costs(5)	9.2	1.5
Founder/CEO remuneration(6)	36.4	20.8
Other	11.0	8.0
Adjusted EBITDA	$478.5	$426.1

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(2)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.
(3)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.
(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(5)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(6)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.